January 26, 2009

Mr. Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
United States Securities & Exchange Commission
Washington, D.C. 20549

Re:	FullNet Communications, Inc. - File No. 000-27031 Form 10-K filed on March 31, 2008

Dear Mr. Krikorian:

We are in receipt of your letter dated December 31, 2007, in which you raised a comment regarding the above referenced filing. Our response is referenced to your letter and is set forth below:

Comment 1: Notes to the Consolidated Financial Statements

Note J-Creditor Settlements and Debt Forgiveness, page F-17

Your response to prior comment No. 4 indicates that you believe the shareholder in question is not a “principal holder”. Explain why you believe that the obligations to this shareholder should be classified and reported as a related party transaction. See paragraph 24(f) of SFAS 57. Ensure that you consider the full definition of a related party as defined by this pronouncement. As part of your response, you should consider any control or significant influence that the shareholder may have over management and its operating policies. If not a related party, disclosures should be corrected to properly identify the nature of your relationship with this shareholder.

Response:

Upon review we have concluded that the obligations to this shareholder should not be classified and reported as a related party transaction. Our disclosures in future filings will properly identify the nature of our relationship with this shareholder.

Sincerely,

Timothy J. Kilkenny
Chief Executive Officer

TJK:rb

201 Robert S. Kerr Avenue, Suite 210 — Oklahoma City, OK 73102